UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Fortress Value Acquisition Corp. IV

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

34964K108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34964K108	Schedule 13G

1	Names of Reporting Persons Fortress Value Acquisition Sponsor IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 16,150,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,150,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,150,000
10	Check if the Aggregate Amount in Row 9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 19.9%
12	Type of Reporting Person OO

Item 1(a).	Name of Issuer:

Fortress Value Acquisition Corp. IV

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1345 Avenue of Americas, 46th Floor

New York, NY 10105

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Fortress Value Acquisition Sponsor IV LLC (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Person is:

1345 Avenue of Americas, 46th Floor

New York, NY 10105

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP Number:

34964K108

Item 3.	Not applicable.

Item 4.	Ownership:

(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relate to the beneficial ownership of the Class A common stock, as of December 31, 2021, are incorporated herein by reference.

As of January 19, 2022, the Reporting Person directly owns 16,150,000 shares of Class F common stock, par value $0.0001 per share (“Class F common stock”), which are convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A common stock”), representing 19.9% of the Issuer’s outstanding shares. As of December 31, 2021, the Reporting Person was deemed to beneficially own 16,175,000 shares of Class A common stock of the Issuer acquirable upon conversion of 16,175,000 shares of Class F common stock of the Issuer, representing 19.9% of the Issuer’s outstanding shares.

The holdings reported herein exclude 8,000,000 shares of Class A common stock issuable upon the exercise of 8,000,000 private placement warrants held by the Reporting Person. Each private placement warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on the sum of (i) 65,000,000 shares of Class A common stock outstanding as of December 13, 2021, as reported by the Issuer in the Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission for the period ended September 30, 2021, and (ii) 16,150,000 shares of Class A common stock (or 16,175,000 shares of Class A common stock as of December 31, 2021) issuable upon the conversion of 16,150,000 shares of Class F common stock (or 16,175,000 shares of Class F common stock as of December 31, 2021) owned by the Reporting Person (assumes the conversion of all Class F common stock into Class A common stock).

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

FORTRESS VALUE ACQUISITION SPONSOR IV LLC

By:	/s/ David Brooks
	Name:	David Brooks
	Title:	General Counsel